Exhibit 8

List of Subsidiaries of Metal Storm Limited

Name of Subsidiary	Percentage Owned	Jurisdiction of Formation
Metal Storm Inc.	100%*	Delaware
ProCam Machine LLC	100%	Washington

*	Metal Storm Limited directly owns 49% of Metal Storm Inc. and officers of Metal Storm Limited who are U.S. citizens own the remaining 51% of the company through a trust.